UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Senomyx, Inc.

(Name of Subject Company (Issuer))

Sentry Merger Sub, Inc.

(Offeror)

A wholly owned subsidiary of

Firmenich Incorporated

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81724Q107

(CUSIP Number of Class of Securities)

Douglas Lucht

Vice President – Finance

Firmenich Incorporated

250 Plainsboro Road

Plainsboro, New Jersey 08536

(609) 452-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Darrick M. Mix, Esq.

Chad J. Rubin, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$73,821,888.65	$8,947.22

(1)

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 48,989,475 outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Senomyx, Inc., multiplied by $1.50, and (ii) 689,135 Shares issuable pursuant to outstanding stock options that have an exercise price below $1.50 per Share and that have vested, multiplied by $0.49 (which is $1.50 minus the weighted average exercise price for such options of $1.01 per Share). The calculation of the filing fee is based on information provided by Senomyx, Inc. as of October 2, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by .0001212.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Sentry Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Firmenich Incorporated, a Delaware corporation (“Parent”), for all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Senomyx, Inc., a Delaware corporation (the “Company”), at a price per Share of $1.50 (such price, as it may be amended from time to time in accordance with the Merger Agreement (as defined below), the “Offer Price”), net to the seller in cash, without any interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendment or supplement hereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendment or supplement thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

All the information set forth in the Offer to Purchase, including Schedule A thereto, is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of September 16, 2018 (together with any amendment or supplement thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, and the Tender and Support Agreement, dated as of September 16, 2018, by and among Parent, Purchaser and the named executive officers and directors of the Company, which are annexed to and filed with this Schedule TO as Exhibits (d)(1) and (d)(2), respectively, are incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is Senomyx, Inc. Its principal executive office is located at 4767 Nexus Centre Drive, San Diego, California, 92121.

(b) This Schedule TO relates to the Shares of the Company. According to the Company, as of October 2, 2018 (the most recent practicable date), there were 48,989,475 Shares outstanding.

(c) The information concerning the principal market in which the Shares are traded and high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are Parent and Purchaser (the “Filing Persons”).

Each of Parent’s and Purchaser’s principal executive office is located at 250 Plainsboro Road, Plainsboro, New Jersey 08536 and the telephone number of each is +1 (609) 452-1000.

The information regarding the Filing Persons set forth in Section 9 (“Certain Information Concerning the Filing Persons”) of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase relating to this third-party tender offer is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 8 (“Certain Information Concerning the Company”), Section 9 (“Certain Information Concerning the Filing Persons”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (4-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”), Section 10 (“Background of the Offer; Contacts with the Company”), Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”), Section 12 (“Source and Amount of Funds”) and Section 14 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

(c)(2-3) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

(d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9 (“Certain Information Concerning the Filing Persons”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 10 (“Background of the Offer; Contacts with the Company”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of this Schedule TO, the financial statements are not considered material because:

(i)	the consideration offered consists solely of cash;

(ii)	the Offer is not subject to any financing condition; and

(iii)	the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated by reference.

(a)(5) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated October 4, 2018

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement, published October 4, 2018 in the New York Times

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Senomyx, Inc. and Firmenich, dated September 17, 2018 (incorporated by reference to Exhibit 99.1 to Senomyx, Inc’s Current Report on Form 8-K, filed with the U.S. Securities Exchange Commission (the “Commission”) on September 17, 2018)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2018, among Firmenich Incorporated, Sentry Merger Sub, Inc. and Senomyx, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Senomyx, Inc. with the Commission on September 17, 2018)

(d)(2)	Tender and Support Agreement, dated as of September 16, 2018, by and among Firmenich Incorporated, Sentry Merger Sub, Inc. and named executive officers and directors of Senomyx, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Senomyx, Inc. with the Commission on September 17, 2018)

(d)(3)	Confidentiality Agreement, dated as of April 13, 2018, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit (e)(32) to the Schedule 14D-9 filed by Senomyx, Inc. with the Commission on October 4, 2018)

(d)(4)	Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated April 9, 2013, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 filed by Senomyx, Inc. with the Commission on August 1, 2013)

(d)(5)	Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated February 7, 2018, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit 10.31 to Senomyx, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Senomyx 2017 Form 10-K”) and filed with Amendment No. 1 to the Senomyx 2017 Form 10-K filed by Senomyx, Inc. with the Commission on August 15, 2018)

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2018

Firmenich Incorporated

By:	/s/ Douglas J. Lucht
Name: Douglas J. Lucht
Title: Director and VP Finance and Administration

Sentry Merger Sub, Inc.

By:	/s/ Douglas J. Lucht
Name: Douglas J. Lucht
Title: Vice President — Finance and Treasurer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 4, 2018

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement, published October 4, 2018 in the New York Times

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Senomyx, Inc. and Firmenich, dated September 17, 2018 (incorporated by reference to Exhibit 99.1 to Senomyx, Inc’s Current Report on Form 8-K, filed with the U.S. Securities Exchange Commission (the “Commission”) on September 17, 2018)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2018, among Firmenich Incorporated, Sentry Merger Sub, Inc. and Senomyx, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Senomyx, Inc. with the Commission on September 17, 2018)

(d)(2)	Tender and Support Agreement, dated as of September 16, 2018, by and among Firmenich Incorporated, Sentry Merger Sub, Inc. and named executive officers and directors of Senomyx, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Senomyx, Inc. with the Commission on September 17, 2018)

(d)(3)	Confidentiality Agreement, dated as of April 13, 2018, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit (e)(32) to the Schedule 14D-9 filed by Senomyx, Inc. with the Commission on October 4, 2018)

(d)(4)	Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated April 9, 2013, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 filed by Senomyx, Inc. with the Commission on August 1, 2013)

(d)(5)	Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated February 7, 2018, between Firmenich SA and Senomyx, Inc. (incorporated by reference to Exhibit 10.31 to Senomyx, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Senomyx 2017 Form 10-K”) and filed with Amendment No. 1 to the Senomyx 2017 Form 10-K filed by Senomyx, Inc. with the Commission on August 15, 2018)

(g)	Not applicable

(h)	Not applicable